EXHIBIT 99.1

21 April 2010

Company Announcements Office
Australian Securities Exchange Ltd

“This press release is not for dissemination in the United States and shall not be disseminated to United States news services.”

NEW ASSAYS FROM DRILLING AT PIGIPUT AND
PIGIBO INCLUDE BEST INTERCEPT
49M @ 3.96G/T AU FROM 92M IN SDH084

HIGHLIGHTS

•	Phase III Resource Drill-Out Programme continues support for Pigiput 100,000oz p.a. Sulphide Development Pre-Feasibility Study

•	Significant gold intercepts from diamond core drilling at Pigiput add to those used in the February 2010 resource update

•	Phase III drilling also underway at the Pigibo Deposit

Allied Gold Limited’s (ASX:ALD | AIM:AGLD | TSX:ALG) on-going exploration has produced additional high-grade assays in diamond core holes drilled at the Pigiput and Pigibo deposits. The latest drilling and assay results further define the extent of gold mineralisation, particularly at Pigiput where mineralisation is still open to the north east.

Gold assays were received for samples from twelve (12) diamond core holes, with the best down hole intercepts, all in the Sulphide zone,  including:
SDH076  98m @ 1.64g/t Au from 147m
SDH079  33m @ 3.40g/t Au from 182m
SDH080  71m @ 2.11g/t Au from 117m
SDH082  32m @ 2.81g/t Au from 235m
SDH083  40m @ 2.10g/t Au from 231m
SDH084  49m @ 3.96g/t Au from 92m
SDH085  18m @ 3.69g/t Au from 173m

Assay results were also received for three diamond core holes drilled at the adjacent Pigibo Prospect, with a best downhole intercept of 13m @ 2.97g/t Au from 125m in SDH075.

The assay results come from holes drilled as part of an ongoing programme to support the A$10 million Sulphide Expansion Studies based around the Pigiput and Pigibo deposits.

1 | ALD

OVERVIEW

Allied Gold is actively undertaking in-fill and step-out diamond core drilling the Pigiput and Pigibo Prospects, in the central part of mining lease ML136 (Figure 1) with three (3) diamond core drill rigs dedicated to the task. The present Phase III drilling is expected to continue through the June ’10 Quarter.

The Pigiput Deposit is currently the subject of a Sulphide Development PFS (as outlined in ALD Press Release dated 17th Jun 2009).  ML136, the mining lease on Simberi Island, is owned 100% by Allied Gold Limited.

New drill hole sample assays postdate the information available when new resource estimates were made for both Pigiput and Pigibo deposits in Feb 2010 (see ALD Media Release of 9th Mar 2010 titled “2 MILLION OUNCES IN MEASURED AND INDICATED RESOURCES AT PIGIPUT AND PIGIBO DEPOSITS INCREASED BY 170%”.

Figure 1 Pigibo - Pigiput Prospects - Collar locations of holes drilled prior to December 2009 and traces of holes with assays received to date in 2010 (magenta)

2 | ALD

PIGIPUT EXPLORATION DRILLING

At Pigiput, core drilling continues to in-fill and extend the drilling coverage, aiming to increase resources in sulphide. Since the start of 2010, a further 8 core holes for 1,747.5m have been completed.  The current drilling program, Phase III, is expected to continue through the June Quarter. Both resources and reserves, for the Pigiput and adjacent Pigibo Deposits, are now scheduled for re-estimation at the end of the second quarter in 2010.

To facilitate drilling in steep terrain, the Pigiput Sulphide Project core holes are typically drilled as sets of radiating holes drilled from a limited number of sites, Figure 2. The holes are designed to increase the drill hole density in areas already known to be mineralised and include drilling directions that pierce the mineralised envelopes at oblique angles to the dip and strike of the mineralised formations. The true widths of the reported down hole intercepts vary significantly, depending on the angle any hole intersects the mineralised structures.

Figure 2 Pigiput Prospect - Collar locations of holes drilled prior to December 2009 (grey) and traces of holes with assays received to date in 2010 (magenta). The position of the oblique section shown in Figure 3 is illustrated as a dashed red line.

3 | ALD

The assay results summarised this release, support the grades and extent of the mineralisation at Pigiput, Figure 3, a SW-looking oblique section (location shown as line A-B on Figure 2) illustrates the relationship of intercepts in core holes SDH076, SDH079 and SDH085 to the Feb 2010 resource block model (ALD Media Release - 9th March 2010).

Figure 3 Pigiput Prospect – Oblique section (looking south west) illustrating gold intersections in core holes SDH076, SDH079 and SDH085 against a background image >=0.5g/t blocks (Feb 2010 resource) coloured by estimated block grade.

The true width of the 49m @ 3.96g/t Au from 92m intercept in SDH084 is estimated to be approximately 80% of the reported down hole length. The intercept, that includes a higher grade intercept of 7m @ 16.4g/t Au from 118m, using a 10g/t sample assay cut-off, is illustrated on a level plan at 75mRL, approx. 115m below surface at that point (Figure 4).

The location of the intercept in SDH084 is shown with respect to a horizontal slice of the present gold grade block model (results presented in ALD Media Release of 9th Mar 2010), colour coded by resource category. The intercept will extend higher grade blocks further west when the block model is re-calculated.

4 | ALD

Figure 4 Level Plan at 75mRL, illustrating the best intercept in SDH084 (approx 115m below surface) against the Feb 2010 block model, colour-coded by estimated gold block grade. Intercepts in SDH076 and SDH079 in NE show the mineralisation is still open to the NE. Hole SDH084 extends higher grade mineralization further west than predicted by the block model estimation.

At Pigiput, gold mineralisation is generally associated with a moderately north dipping, east-west striking surface that can be interpreted across the entire extent of the deposit. The surface is recognised in core holes as a discrete structurally deformed zone. Steep dipping structures, particularly those striking NNW can also be mineralised.

Gold grades are generally highest at the main surface and significant mineralisation may occur in subsidiary structures above and to a lesser extent below it. The main surface, interpreted as a fracture zone, also marks a change from clay-pyrite and silica-carbonate-pyrite alteration zones in the brecciated tuff and porphyry host rocks at and above it to chlorite dominated alteration below.

5 | ALD

A complete listing of down hole intercepts, calculated using a 0.5g/t Au minimum assay cut-off, is presented in Table 1 below.

Table 1 : Pigiput Sulphide Project - >0.5 g/t Mineralised Intercepts - Reported Jan – Mar 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH072	209203.3	44479.0	177.3	-57 / 340	0.0	342.0		0.90		EXLAB
					0.0	5.0	5.0	1.58		OX
					94.0	98.0	4.0	36.4		SU
				incl	95.0	97.0	2.0	71.6		SU
				incl	96.0	97.0	1.0	135		SU
		loss 1.0m			134.0	141.0	7.0	3.61		SU
		loss 1.0m		incl	137.0	141.0	4.0	6.66		SU
				incl	138.0	139.0	1.0	20.5		SU
					159.0	163.0	4.0	1.38		SU
		loss 1.0m			168.0	174.0	6.0	1.03		SU
		loss 1.8m			182.0	200.0	18.0	0.86		SU
				incl	189.0	193.0	4.0	1.30		SU
		loss 3.75m			206.0	225.0	19.0	1.03		SU
		loss 0.85m		incl	212.0	217.0	5.0	1.44		SU
		loss 1.0m		and	219.0	224.0	5.0	1.22		SU
		loss 2.8m			238.0	288.0	50.0	1.00		SU
		loss 0.2m		incl	271.0	276.0	5.0	2.02		SU
Total core loss = 21.1m
SDH074	209135.3	44671.7	235.8	-70 / 140	80.0	179.8		0.31		ALS_TSV
					0.0	80.0	unsampled
					101.0	103.0	2.0	10.7		TR
				incl	101.0	102.0	1.0	19.3		TR
Total core loss = 0.1m
SDH076	209202.6	44482.4	177.2	-50 / 022	100.0	381.2		0.75		EXLAB
					0.0	100.0	unsampled
		loss 0.3m			132.0	138.0	6.0	1.28		SU
		loss 0.3m		incl	134.0	138.0	4.0	1.57		SU
		loss 1.3m			147.0	245.0	98.0	1.64		SU
		loss 0.5m		incl	160.0	171.0	11.0	3.67		SU
		loss 0.3m		incl	166.0	171.0	5.0	6.64		SU
		loss 0.1m		and	176.0	197.0	21.0	3.02		SU
				incl	180.0	183.0	3.0	10.9		SU
				and	213.0	227.0	14.0	1.72		SU
				incl	216.0	217.0	1.0	5.04		SU
					286.0	300.0	14.0	0.88		SU
					291.0	297.0	6.0	1.23		SU
Total core loss = 3.2m

6 | ALD

Table 1 : Pigiput Sulphide Project (cont.)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH077	209006.4	44548.3	260.6	-60 / 061	0.0	241.6		0.44		ALS_TSV
					75.0	93.0	18.0	0.59		OX
					104.0	107.0	3.0	2.23		OX
					114.0	121.0	7.0	1.97		OX
					140.0	144.0	4.0	1.71		OX, TR
					171.0	179.0	8.0	2.27		OX, SU
					233.0	236.0	3.0	1.74		SU
Total core loss = 11.0m
SDH078	209004.7	44546.3	260.6	-60 / 020	110.0	290.1		0.23		ALS_TSV
					0.0	110.0	unsampled
					202.0	226.0	24.0	0.74		SU
Total core loss = 0.2m
SDH079	209129.6	44671.0	236.0	-55 / 340	0.0	362.4		0.97		ALS_TSV
					28.0	58.0	30.0	0.67		OX
		loss 2.7m			68.0	158.0	90.0	1.54		OX,TR, SU
		loss 0.15m		incl	116.0	158.0	42.0	2.29		OX,TR, SU
				incl	137.0	145.0	8.0	4.11		SU
					166.0	177.0	11.0	1.61		SU
				and	173.0	176.0	3.0	3.15		SU
		loss 9.15m			182.0	215.0	33.0	3.40		SU
		loss 4.45m		incl	182.0	195.0	13.0	1.73		SU
				incl	183.0	184.0	1.0	9.87	15.5	SU
		loss 1.15m		and	200.0	205.0	5.0	6.24	6.0	SU
		loss 0.35m		incl	200.0	201.0	1.0	21.6	11.1	SU
				and	209.0	215.0	6.0	9.05		SU
				incl	210.0	213.0	3.0	16.3		SU
				incl	210.0	211.0	1.0	35.7	47.4	SU
					289.0	312.0	23.0	1.0		SU
				incl	301.0	309.0	8.0	1.7		SU
Total core loss = 17.2m
SDH080	209109.7	44301.6	190.4	-75 / 080	110.0	249.0		1.57		ALS_TSV
					0.0	110.0	unsampled
		loss 0.1m			117.0	188.0	71.0	2.11		TR,SU
				incl	120.0	125.0	5.0	2.34		SU
		loss 0.1m		and	129.0	162.0	33.0	2.10		SU
				incl	137.0	140.0	3.0	4.95		SU
				incl	138.0	139.0	1.0	7.90		SU
				and	148.0	152.0	4.0	3.10		SU
				and	165.0	187.0	22.0	2.73		TR,SU
				incl	167.0	170.0	3.0	3.23		TR,SU
				and	175.0	183.0	8.0	3.72		SU
				incl	178.0	179.0	1.0	5.19		SU
					204.0	243.0	39.0	1.54		SU
				incl	212.0	229.0	17.0	2.50		SU
				incl	215.0	218.0	3.0	5.57	33.8	SU
Total core loss = 0.1m

7 | ALD

Table 1 : Pigiput Sulphide Project (cont.)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)		Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH081	209005.9	44551.4	260.7	-55 / 295	170.0	226.0			0.35		ALS_TSV
					0.0	170.0		unsampled
		loss 1.8m			219.0	226.0	*	7.0	1.41		SU
Total core loss = 2.4m						* Hole abd; rods stuck in minz. zone @ 226m
SDH082	209111.4	44299.2	190.2	-73 / 335	0.0	350.0			0.68		EXLAB
		loss 0.95m			92.0	110.0		18.0	0.97		SU
				incl	103.0	108.0		5.0	1.84		SU
					160.0	231.0		71.0	1.19		SU
				incl	177.0	189.0		12.0	2.35		SU
				incl	184.0	185.0		1.0	10.8		SU
				and	193.0	200.0		7.0	1.09		SU
				and	218.0	224.0		6.0	1.96		SU
				incl	218.0	219.0		1.0	5.97		SU
		loss 0.3m			235.0	267.0		32.0	2.81		SU
				incl	245.0	248.0		3.0	7.93		SU
				incl	245.0	247.0		2.0	10.8		SU
		loss 0.3m		and	252.0	255.0		3.0	2.16		SU
				and	257.0	266.0		9.0	5.46		SU
				incl	261.0	264.0		3.0	11.8		SU
		loss 1.2m			291.0	308.0		17.0	1.03		SU
		loss 1.1m		and	296.0	308.0		12.0	1.89		SU
				incl	307.0	308.0		1.0	5.74		SU
		loss 7.15m			322.0	350.0		28.0	1.07		SU
		loss 3.55m		and	330.0	342.0		12.0	1.46		SU
Total core loss = 10.7m
SDH083	209005.9	44545.7	260.8	-56 / 007	0.0	272.1			0.68		EXLAB
					10.0	11.0		1.0	7.17		OX
		loss 1.6m			22.0	36.0		14.0	0.90		OX
		loss 1.1m		incl	29.0	34.0		5.0	1.27		OX
					146.0	147.0		1.0	7.30		OX
		loss 0.4m			202.0	206.0		4.0	1.48		SU
		loss 0.8m			212.0	222.0		10.0	0.60		SU
		loss 0.9m			231.0	271.0		40.0	2.10		SU
		loss 0.4m		incl	234.0	245.0		11.0	4.42		SU
		loss 0.2m		incl	235.0	243.0		8.0	5.00		SU
				and	252.0	257.0		5.0	2.39		SU
				incl	252.0	253.0		1.0	7.23		SU
		loss 0.1m		and	262.0	271.0		9.0	1.52		SU
Total core loss = 13.7m

8 | ALD

Table 1 : Pigiput Sulphide Project (cont.)

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH084	209109.6	44302.9	190.2	-70 / 225	40.0	262.9		1.41		EXLAB
					0.0	40.0	unsampled
					44.0	58.0	14.0	0.75		TR, SU
		loss 11.9m			92.0	141.0	49.0	3.96		SU
				incl	100.0	101.0	1.0	9.07		SU
		loss 3.2m		and	106.0	127.0	21.0	7.41		SU
		loss 0.1m		incl	106.0	107.0	1.0	7.69		SU
		loss 1.1m		and	118.0	125.0	7.0	16.4		SU
		loss 0.6m		incl	122.0	125.0	3.0	28.9		SU
		loss 0.5m		incl	123.0	125.0	2.0	37.5		SU
		loss 0.3m		incl	123.0	124.0	1.0	52.6		SU
		loss 3.8m			150.0	171.0	21.0	2.17		SU
		loss 1.3m		incl	153.0	156.0	3.0	4.10		SU
					177.0	183.0	6.0	0.83		SU
		loss 1.6m			187.0	200.0	13.0	1.20		SU
				and	189.0	194.0	5.0	1.95		SU
				incl	193.0	194.0	1.0	5.00		SU
		loss 0.2m			205.0	217.0	12.0	0.87		SU
Total core loss = 14.5m
SDH085	209128.8	44669.8	235.9	-52 / 320	80.0	263.2		0.97		ALS_TSV
					0.0	80.0	unsampled
		loss 0.1m			158.0	161.0	3.0	5.05		SU
		loss 0.1m		incl	158.0	160.0	2.0	7.30		SU
		loss 0.1m		incl	159.0	160.0	1.0	13.2		SU
		loss 0.5m			173.0	191.0	18.0	3.69		SU
		loss 0.2m			179.0	181.0	2.0	6.78	12.1	SU
					187.0	190.0	3.0	8.66		SU
		loss 3.9m			208.0	263.2	55.2	1.36		SU
				incl	209.0	210.0	1.0	6.02		SU
		loss 0.1m		and	215.0	222.0	7.0	1.19		SU
		loss 0.3m		and	225.0	234.0	9.0	1.08		SU
		loss 3.2m		and	237.0	263.2	26.2	1.64		SU
		loss 0.5m		incl	242.0	247.0	5.0	2.42		SU
		loss 0.1m		incl	260.0	263.2	3.2	2.54		SU
Total core loss = 11.2m						* Hole abd; rods stuck in minz. zone @ 263.2m

9 | ALD

Notes applying to both Table 1 above and Table 2 below:

•
Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off.   Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole.  No high grade cut is applied.

•
 Drill core was cut with a diamond saw and half-core samples were taken for assaying, generally over one metre intervals. The samples were bagged and delivered to the Company's on-site sample preparation facility in the same secured compound. The core samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining half core and coarse crushed material and a 200 g reference pulp sample were all archived in an adjacent locked storage shed.

•
Analyses of the samples were undertaken either by an ALS laboratory (independent of the Company) in Townsville, Australia (ALS_TSV) or an on-site Company laboratory dedicated to exploration samples (EXLAB). The Company's QA/QC procedures include the insertion of approximately 15% commercially produced analytical standards, crushed and pulverized duplicates and blanks in each sample batch.

•
 The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_TSV) or Aqua Regia digest of a 25g charge with a 0.02g/t Au detection limit (EXLAB).  Samples, with a reported below detection grade, are assigned a grade of half the detection limit.  Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept. Ag is determined by ALS_TSV using an Aqua Regia digest of a 0.5g charge followed by ICP OES analysis, with a detection limit of 0.2g/t Ag.

•
 In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade.  The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

•
The information provided in this report/statement/release constitutes Mineral Exploration Results as defined in JORC code, Clause 16. It is inappropriate to use such information for deriving estimates of tonnage and grade without fully taking into account its complete relational context.

10 | ALD

PIGIBO EXPLORATION DRILLING

At Pigibo, both core and RC percussion drilling continues to in-fill and extend the drilling coverage, aiming to increase resources in sulphide. Since the start of 2010, a further 4 core holes for 828.2m and 3 RC holes for 337m have been completed.  The drilling tested for both down dip (core holes) and up dip (RC holes) extensions of the known mineralisation. The current Phase III drilling programme, is expected to be completed in the June Quarter.

Assay results were received for samples from three of the four diamond core holes drilled to date in 2010 and are summarised in Table 2 below. The locations of the holes are illustrated in plan view on Figure 5.

Figure 5 Pigibo Prospect - Collar locations of holes drilled prior to December 2009 (grey) and traces of holes with assays received to date in 2010 (magenta)

The best down hole intercept, 13m @ 2.97g/t from 125m in SDH075, illustrated on section in Figure 6 below, confirms the down dip extension of the mineralised zone predicted from adjacent holes.

11 | ALD

Figure 6 Pigibo Prospect – Section 43550mE showing drill hole traces with gold histograms against the Feb 2010 block model colour coded by estimated block gold grades.

Table 2 Pigibo Prospect - >0.5 g/t Mineralised Intercepts - Reported Jan – Mar 2010

Hole	TIG North	TIG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	Ag Grade (g/t)	Oxidation
SDH073	209051.2	43601.6	234.0	-60 / 180	0.0	173.6		0.52		ALS_TSV
					93.0	105.0	12.0	0.98		SU
		loss 0.7m			119.0	143.0	24.0	0.91		SU
		loss 1.25m			151.0	168.0	17.0	1.57		SU
Total core loss = 5.4m
SDH075	209106.0	43547.5	210.0	-60 / 180	0.0	256.0		0.52		ALS_TSV
		loss 0.3m			58.0	67.0	9.0	1.33		SU
		loss 1.5m			125.0	138.0	13.0	2.97		SU
					141.0	149.0	8.0	0.83		SU
		loss 0.2m			181.0	187.0	6.0	0.94		SU
					222.0	233.0	11.0	1.43		SU
				incl	223.0	229.0	6.0	1.69		SU
					236.0	244.0	8.0	0.85		SU
Total core loss = 14.0m
SDH086	209108.0	43499.5	208.7	-60 / 180	0.0	201.0		0.34		EXLAB
		loss 0.65m			0.0	7.0	7.0	1.07		OX, TR
		loss 0.25m			11.0	17.0	6.0	1.13		SU
		loss 0.25m			110.0	127.0	17.0	0.90		SU
		loss 0.1m		incl	121.0	125.0	4.0	1.89		SU
					135.0	138.0	3.0	2.55		SU
					156.0	159.0	3.0	2.63		SU
Total core loss = 3.6m

12 | ALD

Yours faithfully
ALLIED GOLD LIMITED

Mark V. Caruso
Executive Chairman

For enquiries in connection with this release please contact:

Allied Gold Limited

Office of the Executive Chairman
+61 8 9353 3638 phone
+61 8 9353 4894 fax

Corporate Office
Frank Terranova – Chief Financial Officer
+61 7 3252 5911 phone
+61 7 3252 3552 fax

Media Enquiries:
Simon Jemison
Group Investor Relations Manager
sjemison@alliedgold.com.au
+61 7 3252 5911 phone
+61 7 3252 3552 fax
+61 408 004 848 mobile

13 | ALD

Board of Directors:	Competent Persons

Mark Caruso Executive Chairman & CEO Monty House Non Executive Director Tony Lowrie Non Executive Director Greg Steemson Non Executive Director
The information in this Stock Exchange Announcement that relates to Mineral Exploration results, together with any related assessments and interpretations, have been verified by and approved for release by Mr P R Davies, MSc, BSc, M.Aus.I.M.M., a qualified geologist and full-time employee of the Company.  Mr Davies has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. Mr Davies consents to the inclusion of the information contained in this ASX release in the form and context in which it appears.

Frank Terranova
Executive Director & CFO

Peter Torre
Company Secretary

ASX Code: ALD
AIM Code: AGLD

Forward-Looking Statements
Principal Office

34 Douglas Street
Milton, Queensland 4064

Telephone  +61 7 3252 5911
Facsimile   +61 7 3252 3552
Email         info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address

PO Box 2019, Milton 4064

Registered Office

Unit B9, 431 Roberts Road
Subiaco, WA 6008

This press release contains forward-looking statements concerning the projects owned by Allied Gold.  Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined.  Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management’s beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Share Registry

Computershare Investor Services
Level 2, Reserve Bank Building 45 St Georges Terrace Perth, Western Australia WA 6000
Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities.  Any offer will be made only through an information circular or proxy statement or similar document.  Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information.  Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

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BACKGROUND

Allied Gold Limited’s gold production and exploration development portfolio is centred on the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island which hosts a plus 40 million ounce gold resource and is well placed in the Pacific Rim of Fire (one of the world’s proven and most prospective gold jurisdictions). See diagram below.

In 2008-2009, Allied Gold produced 72,609 ounces of gold from its Simberi Gold Mine. Plans to expand plant throughput from current 2Mtpa to 3Mtpa have been completed, and design and construction commenced. The expansion will increase production to 100,000 ozs pa.  A Pre-feasibility study  on the + 3Moz sulphide resources is looking at the optional configuration for 100,000 oz pa sulphide operation which would lift group production towards 250,000 oz pa by 2014.

Simberi currently hosts Measured and Indicated resources estimated as 78.4Mt @ 1.27 g/t Au for 3.2 million ounces of gold, with a further 78.2Mt @ 0.99 g/t Au for 2.5 million ounces in resources classified Inferred.  Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

Allied Gold is also owner of the Gold Ridge Project in Solomon Islands, currently under re-development. Measured and Indicated resources at Gold Ridge estimated as 29.5Mt @ 1.70 g/t Au for 1.6 million ounces of gold, with a further 8.3Mt @ 1.80 g/t Au for 0.5 million ounces in resources classified Inferred.

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